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                                 UNITED STATES                  ---------------------------
                       SECURITIES AND EXCIIANGE COMMISSION              OMB APPROVAL
                            Washington, D.C. 20549              ---------------------------
                                                                OMB Number: 3235-0080
                                                                Expires: February 28, 2009
                                                                Estimated average burden
                                    FORM 25                     hours per response.....1.00
                                                                ---------------------------

                  NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                    REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.
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                                            Commission File Number  001-32912
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        Issuer: WisdomTree Trust        Exchange: New York Stock Exchange
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 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


Address: 48 Wall Street, New York, New York 10005     Telephone: 1-866-909-9473
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  (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)


   Units of beneficial interest, $0.001 par value per share (See Schedule A)
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]  17 CFR 240.12d2-2(a)(1)

[ ]  17 CFR 240.12d2-2(a)(2)

[ ]  17 CFR 240.12d2-2(a)(3)

[ ]  17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange./1/

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, WisdomTree Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


  October 9, 2007                  By  Jonathan Steinberg            President
  ---------------                      ------------------            ---------
      Date                                  Name                       Title


_______________
/1/ Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.


SEC1654(03-06)      Persons who respond to the collection of information
                    contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                   SCHEDULE A


WisdomTree International Dividend Top 100 Fund